

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 21, 2010

via U.S. mail and facsimile

Pengcheng Chen, Chief Executive Officer
Asia Cork, Inc
3rd Floor, A Tower of Chuang Xin
Information Building
No. 72 Second Keji Road, Hi Tech Zone,
Xi'An, Shaanxi 710075 P.R. CHINA

      RE: Asia Cork, Inc.
              Item 4.02 Form 8-K
              Filed June 18, 2010
              File No. 30115

Dear Mr. Chen:

We have reviewed your Item 4.02 Form 8-K and have the following comment.

1. Based on your disclosure it appears you were advised by your independent accountant that disclosure should be made or action should be taken to prevent future reliance on certain previously issued financial statements. As such, please provide the independent accountant with a copy of the disclosures you are making in response to this Item 4.02, request the independent accountant to furnish to you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to this Item 4.02 and, if not, stating the respects in which it does not agree and amend your previously filed Form 8-K by filing the independent accountant's letter as an exhibit to the filed Form 8-K no later than two business days after you receive the letter. Refer to Item 4.02(b) and (c) of Form 8-K for guidance.

            *   *   *   *

As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Senior Assistant Chief Accountant at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant